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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

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                                       FORM 8-A
                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                     The Cheesecake Factory Incorporated
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            (Exact Name of Registrant as Specified in its Charter)


         Delaware                       0-20574                 51-0340466
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(State or other jurisdiction of        (Commission            (IRS Employer
incorporation or organization)         File Number)         Identification No.)


               26950 Agoura Road, Calabasas Hills, California 91301
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                      (Address of principal executive offices)


                                  (818) 871-3000
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                 (Registrant's telephone number, including area code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                              Name of each exchange on which
Title of each class registered                    each class is registered
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None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Preferred Stock Purchase Rights
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                                 (Title of Class)

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Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On August 4, 1998, the Board of Directors of The Cheesecake Factory Incorporated (the "CORPORATION") declared a dividend distribution of one preferred share purchase right (a "RIGHT") for each outstanding share of Common Stock, par value $.01 per share (the "COMMON SHARES"), of the Corporation. The dividend is payable to the stockholders of record on August 19, 1998 (the "RECORD DATE"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock, $.01 par value (the "PREFERRED SHARES"), of the Corporation at a price of $110 per one one-hundredth of a Preferred Share (the "PURCHASE PRICE"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "RIGHTS AGREEMENT") between the Corporation and U.S. Stock Transfer Corporation, as Rights Agent (the "RIGHTS AGENT"), dated as of August 4, 1998.

     Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) a person or group of affiliated or associated persons having acquired beneficial ownership of 15% (20% if such Person was a Beneficial Owner of 10% or more on August 4, 1998) or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "DISTRIBUTION DATE"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause
(i) above is an "ACQUIRING PERSON." The date that a person or group becomes an Acquiring Person is the "SHARES ACQUISITION DATE."

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will

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evidence the Rights.

     THE RIGHTS ARE NOT EXERCISABLE UNTIL THE DISTRIBUTION DATE and will expire at the close of business on August 4, 2008, unless earlier redeemed by the Corporation as described below.

     In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of the Corporation, its stockholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a "PERMITTED OFFER")), each holder of a Right will thereafter have the right (the "FLIP-IN RIGHT") to receive upon exercise the number of Common Shares or of one one-hundredths of a share of Preferred Shares (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

     In the event that, at any time following the Shares Acquisition Date,
(i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Corporation's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "FLIP-OVER RIGHT") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

     The Purchase Price payable, and the number of Preferred Shares, Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or
(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

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     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $2.50 per share ($10.00 per annum) but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation equal to the greater of (i) $11,000 per share ($110 per one one-hundredth of a share), plus an amount equal to accrued and unpaid dividends thereon, whether or not declared, to the date of such payment, or (ii) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one one-hundredth or integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Shares Acquisition Date, the Corporation may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, PROVIDED that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving an Acquiring Person or its affiliates or associates.

     All of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

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     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Corporation, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated August 19, 1998. A copy of the Rights Agreement is available free of charge from the Corporation. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.   EXHIBITS.

          1. Form of Rights Agreement (the "Rights Agreement") dated as of August 4, 1998 between The Cheesecake Factory Incorporated and U.S. Stock Transfer Corporation which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred Stock, Exhibit B thereto, the form of Rights Certificate, and Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  August 18, 1998            The Cheesecake Factory Incorporated


                                   By:  /s/ Gerald Deitchle
                                      ----------------------------------
                                        Gerald Deitchle
                                        Chief Financial Officer

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                                  EXHIBIT INDEX


Form of Rights Agreement (the "Rights Agreement") dated as of August 4, 1998 between The Cheesecake Factory Incorporated and U.S. Stock Transfer Corporation which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred Stock, Exhibit B thereto, the form of Rights Certificate, and Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

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